Waller Lansden Dortch & Davis, LLP 511 Union Street, Suite 2700 P.O. Box 198966 Nashville, TN 37219-8966 David R. Clay 615.850.8130 direct david.clay@wallerlaw.com	615.244.6380 main 615.244.6804 fax wallerlaw.com

March 30, 2021

Mr. Joseph McCann

Mr. Alan Campbell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtuoso Surgical, Inc.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed March 18, 2021

File No. 024-11136

Gentlemen:

Virtuoso Surgical, Inc. (the “Company”) is in receipt of the letter dated March 26, 2021 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed with the Commission on March 18, 2021 (the “Second POS AM”). On behalf of the Company, we are responding to the Staff’s comment contained in the Letter, which is reprinted below in italics for your convenience.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

General

1.	We note that your previous post-qualification amendment to your offering statement on Form 1-A, filed on February 10, 2020 (the "First POS AM"), stated that the Offering would terminate at the earlier of: (1) the date on which all shares of Class A Preferred Stock being offered were sold, (2) 12 months following qualification of the Offering or (3) the date on which you terminate the Offering. We further note that the First POS AM was qualified on February 26, 2020. As such, the Offering appears to have terminated in accordance with its terms on February 26, 2021 and therefore can no longer be extended. Accordingly, please withdraw this post-qualification amendment and file a new offering statement on Form 1-A if you wish to commence a new offering of your Class A Preferred Stock. Please note that we have not reviewed any other aspects of the post-qualification amendment.

Response:

As noted in our written response on March 25, 2021 to the telephone call from the Staff on March 22, 2021, the Company does not believe that the extension of the duration of the Offering (defined below) and the subsequent filing of the Second POS AM on March 18, 2021 is restricted by Regulation A promulgated under the Securities Act of 1933, as amended (“Regulation A”), and the Company believes that the filing of a new Form 1-A will burden and create potential confusion for its investors and unnecessary cost and expense for the Company. We respectfully request that the Commission reconsider its position in light of the facts and circumstances discussed below.

Virtuoso Surgical, Inc.

March 30, 2021

I.	Background.

On December 27, 2019, the Company filed with the Commission an Offering Statement on Form 1-A with respect to a “best efforts” Tier 2 offering (the “Offering”) of up to $20,000,000 in the Company’s Class A Preferred Stock, par value $1.00 per share (the “Class A Preferred Stock”). The Company believes that the structure of the Class A Preferred Stock, which is intended to provide protection against the risk of follow-on dilution and non-market valuations inherent to most early-stage investments, is a more attractive method of raising capital than traditional common stock. The terms of the Class A Preferred Stock provide holders with (i) an accruing paid-in-kind dividend of seven percent (7%) per year, uncompounded (the “PIK Dividend”), and (ii) preferential payment, upon a change of control of the Company, of an amount equal to a return of capital plus any accrued PIK Dividend plus a potential “success bonus” (the “Waterfall”). Furthermore, if the holders of the Class A Preferred Stock are not paid in full in accordance with the Waterfall, then the then-outstanding shares of the Company’s common stock are extinguished, the shares of the Class A Preferred Stock will be converted into the Company’s common stock based on each relative unpaid balance, and the holders of the Class A Preferred Stock will become holders of 100% of the Company’s common stock.

The Company’s Form 1-A was qualified by the Commission on January 24, 2020. The Company filed an updated Offering Statement on Post-Qualification Amendment No. 1 to Form 1-A, or the First POS AM, on February 10, 2020, which was qualified by the Commission on February 26, 2020. Following qualification of First POS AM, the Company initiated the Offering. Throughout the calendar year ended 2020, as required by Rule 257(b) of Regulation A, the Company timely filed a Special Financial Report on Form 1-K on May 12, 2020 (the “Form 1-K”) and a Semiannual Report on Form 1-SA on September 28, 2020 (the “Form 1-SA”).

Since the qualification of the Offering, the Company has been clear regarding its capital needs. Specifically, under “Risk Factors - Risks Relating to our Class A Preferred Stock and this Offering - The Company will have need for additional funds” contained in the First POS AM, the Company stated:

The Company may seek additional funds by issuing debt or equity to maintain its operations, and there can be no assurance that such needed funds would be available when needed or that they would be available on acceptable terms. The Company’s ability to operate is dependent upon sufficient capital. Accordingly, the Company anticipates that it will, at the appropriate time, increase its capital base, which increase may include the sale of additional securities, including additional Class A Preferred Stock.

In March 2020, the United States was hit with a pandemic of a novel coronavirus, known as COVID-19, which caused disruption in the United States economy and financial markets. In light of the Company’s capital needs and the obstacles to raising capital presented by the COVID-19 pandemic, the Company disclosed in the Form 1-K that “[i]f necessary, the Company can continue its Reg A+ Offering into 2021 at the Board’s discretion.” Furthermore, in the Form 1-SA, the Company disclosed that, “COVID-19 may have affected the timing and success of the Reg A+ Offering .. . . In the event that the ongoing efforts to fill the Reg A+ Offering are not complete by December 31, 2020, the Company may decide to extend the Reg A+ Offering into 2021.” As anticipated, on December 12, 2020, the Board of Directors of the Company approved a one-year extension of the Offering.

On March 18, 2021, the Company filed the Second POS AM in order to add, update and/or replace information contained in the First POS AM and to inform existing and potential investors of the extension of the duration of the Offering.

Virtuoso Surgical, Inc.

March 30, 2021

II.	Analysis.

A.       The Company’s filing of the Second POS AM more than 12 months following the qualification of the First POS AM is not restricted by Regulation A.

Rule 252(f) of Regulation A permits an issuer to file amendments to an offering statement. Although Rule 252(f) prescribes the manner and content of any such amendments, along with instances when an amendment must be filed, the rule does not restrict an issuer from filing amendments at any time. The manner and content of the Company’s filing of the Second POS AM is in accordance with Rule 252(f). There is nothing in Rule 252(f) or any other rule under Regulation A that prohibits the Company from filing the Second POS AM more than 12 months following the First POS AM.

B.       It is more appropriate to characterize the Company’s offering of the Class A Preferred Stock as described in the Second POS AM as an extension of the Offering rather than a “new” offering that should be filed on Form 1-A.

Although the Offering Circular included with the First POS AM provided that the Offering would terminate 12 months after qualification (or February 26, 2021), nothing in the Offering Circular stated that the best efforts, no contingency Offering could not be extended. In fact, the totality of the Company’s disclosure to investors reflects that the Offering could be extended. It is transparent from the First POS AM, including the risk factors therein, that the Company has significant capital needs and may continue the issuance of the Class A Preferred Stock. Additionally, as mentioned above, both the Form 1-K and the Form 1-SA disclosed the obstacles presented by the COVID-19 pandemic, which was unknown until following the filing of the First POS AM, and that the Company may use its discretion to extend the Offering.

At a meeting held on December 12, 2020, the Board of Directors of the Company approved a one-year extension of the Offering. The extension of the Offering was approved well in advance of February 26, 2021. In preparing updates to the Offering Statement on the Second POS AM, the Company determined that it was better to provide investors with more rather than less insight into the Company by including unaudited full year 2020 financial information, which was not available until after February 26, 2021.

Although the Company paused the Offering activities as of February 26, 2021 until the Second POS AM is qualified by the Commission, the Second POS AM accurately characterizes the continuation of an existing offering of the same securities on the same terms to the same group of suitable investors with the same placement agent in reliance on the same exemption to registration.

C.       Characterizing an extended offering as a “new” offering likely will be confusing to existing and potential investors.

Given the Company’s prior public disclosures contemplating an extension of the Offering, the Company believes it will be confusing for existing and potential investors to receive notice of a “new” offering on Form 1-A that is identical to the Offering. Rather than putting investors into the position of questioning why there is a second offering and what differences might exist between the two offerings, it is much more straightforward to disclose that the Company initiated the Offering to raise up to $20,000,000, successfully raised $4,623,750 through the Offering during a planned 12-month period, and decided to extend the Offering for an additional 12 months in an attempt to raise the remaining $15,376,250. Investors should not be left to wonder about the technical differences between a post-qualification amendment and a Form 1-A when, in the present situation, there is not a substantive difference that impacts an existing or potential holder of the Class A Preferred Stock.

Virtuoso Surgical, Inc.

March 30, 2021

D.        Extension of the Offering did not disadvantage the holders of the Class A Preferred Stock.

The Company has disclosed its significant capital needs and the possibility of the continuous issuance of the Class A Preferred Stock. The Company believes that offers and sales of the Class A Preferred Stock provide the best access to capital and that extending the Offering does not disadvantage the holders of the Class A Preferred Stock. The Offering is being made on a best efforts, no contingency basis. The structure of the Class A Preferred Stock is intended to address two primary drawbacks to traditional early-stage investing: (i) follow-on dilution and (ii) uncertain, non-market valuations over time. The Class A Preferred Stock provides investors with an opportunity to receive a return of capital and the PIK Dividend, and the Waterfall provides a calculated return for the Class A Preferred Stock in the event of a successful change of control. As a result, there is no dilutive effect from the issuance of the Class A Preferred Stock unless there is a change of control where the Company is unable to fully pay amounts owed to holders of the Class A Preferred Stock in accordance with the Waterfall. In such an instance, the then-outstanding shares of the Company’s common stock will be extinguished, the shares of the Class A Preferred Stock will be converted into the Company’s common stock based on each relative unpaid balance, and the holders of the Class A Preferred Stock will become holders of 100% of the Company’s common stock.

E.       Requesting that the Company withdraw the Second POS AM and file a new Form 1-A will result in unnecessary administrative cost and burden to the Company while simultaneously providing no substantive benefit to existing or current investors.

As mandated by the Jumpstart Our Business Startups Act, the Commission adopted new rules to Regulation A intended to create a pathway for smaller companies to have a broader access to capital with less administrative burden while also protecting investors in appropriate circumstances with features such as ongoing reporting requirements and investment caps for non-accredited investors.

If the Company were to withdraw the Second POS AM and file a new Form 1-A, it would incur unnecessary cost and expense, such as preparing and filing the withdrawal, preparing clerical revisions to the Offering Circular to describe the “new” offering, and obtaining a new legal opinion. This expense and effort would yield no substantive benefit to existing or potential investors. There is no substantive difference in the disclosures already included in the Second POS AM versus what would be provided to investors on a new Form 1-A. Specifically, the Company (i) is continuing to raise up to an aggregate $20,000,000 of capital from the sale of the Class A Preferred Stock through an offering in compliance with Regulation A and (ii) is providing updated and current information to investors. Additionally, pursuant to Rule 252(e), the Second POS AM can be qualified only at such date and time as the Commission may determine, which is the same as would apply if it were filing a new Form 1-A and does not limit or prohibit the Commission’s ability to qualify the Second POS AM.

Furthermore, as noted above, based on the terms of the Class A Preferred Stock, the holders of the Class A Preferred Stock do not suffer dilution from the continuation of the Offering and additional sales of the Class A Preferred Stock. As a result, the investors were not disadvantaged by receiving disclosure of the extension of this Offering subsequent to February 26, 2021 and, in any event, already were aware of the potential extension of the Offering based on disclosure in the Form 1-K and Form 1-SA.

III.	Conclusion.

The Company respectfully requests that the Staff reconsider its request that the Company withdraw the Second POS AM and file a new Form 1-A. The Company acknowledges and takes under advisement the Staff’s preference that a post-qualification amendment be filed prior to the expiration of an offering period described in an offering circular unless the offering circular expressly states that the offering may be extended; however, under the particular facts and circumstance of the Offering, the Company’s filing of the Second POS AM is not restricted by the rules of Regulation A, the Company previously disclosed in public filings the interruption of the COVID-19 pandemic and the potential extension of the Offering, an extension of the Offering was approved by the Company, and the filing of a new Form 1-A will create unnecessary cost and expense for the Company while providing no substantive benefit to existing or potential investors.

* * *

Virtuoso Surgical, Inc.

March 30, 2021

Please feel free to contact me at (615) 850-8130 or david.clay@wallerlaw.com should you have any further questions.

Sincerely,
/s/ David R. Clay
Waller Lansden Dortch & Davis, LLP

cc:	C. Mark Pickrell,

Virtuoso Surgical, Inc.

Robert J. Webster

Virtuoso Surgical, Inc.